UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Completion of Sale of Italian B2C Gaming Business

International Game Technology PLC (NYSE:IGT) ("IGT") today announced that on May 10, 2021, its wholly-owned subsidiary, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.) (the "Seller") completed the sale of 100% of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l. (together, the “Subsidiaries”), the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A., a subsidiary of funds managed by an affiliate of Apollo Global Management, Inc., for a cash purchase price of €950 million (€725 million of which was paid at closing, €100 million of which is payable on December 31, 2021, and the remaining €125 million of which is payable on September 30, 2022). IGT will use the funds received at closing net of approximately €94 million (representing the aggregate cash held by the Subsidiaries) to pay transaction expenses and reduce debt.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Completion of Sale of Italian B2C Gaming Business,” dated May 11, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Completion of Sale of Italian B2C Gaming Business,” dated May 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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